Exhibit 99.1

Ellomay Capital Ltd. Announces a Proposed Private Placement of Ordinary Shares and Warrants to
Israeli Institutional Investors for Approximately NIS 50 Million

Tel-Aviv, Israel, January 30, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that it has received and accepted, following the approval of the Company’s Board of Directors, commitments from two leading Israeli institutional investors to participate in a private placement of ordinary shares and warrants to purchase ordinary shares of the Company (the “Private Placement”).

The price per share in the Private Placement was set at NIS 70 (approximately $20.2). The Company is expected to issue the participants in the Private Placement an aggregate of 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares (the “Warrants”). The Warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately $23.1) per ordinary share. The gross proceeds to the Company in connection with the Private Placement are expected to be NIS 50.05 million (approximately $14.5 million). The Company intends to use the net proceeds from this offering for general corporate purposes.

The closing of the Private Placement is subject to the receipt of regulatory approvals, which are expected to be obtained during February 2020.

The Private Placement described in this report, if made, will be made in Israel only and not to U.S. persons. The ordinary shares, if sold, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this press release constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the non-occurrence of the conditions precedent. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: ellogu@ellomay.com